

SIEGRIST | CREE | ALESSANDRI | STRAUSS

Report of Independent Registered Public Accounting Firm required by SEC Rule 17a-5 for a Broker-Dealer claiming an exemption from SEC Rule 15c3-3

To: Members' of
Essex Securities, LLC

We have reviewed management's statement, included in the accompanying "Financial and Operational Combined Uniform Single Report – Part IIA, Exemptive Provision under Rule 15c3-3" in which (1) Essex Securities, LLC identified the following provisions of 17 C.F.R. 15c3-3(k) under which Essex Securities, LLC claimed an exemption from 17 C.F.R. 240.15c3-3 (k)(2)(i) (the "exemption provisions") and (2) Essex Securities, LLC stated that Essex Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Essex Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Essex Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Siegrist, Cree, Alessandri + Strauss

Siegrist, Cree, Alessandri & Strauss, CPAs, P.C.
20 Walnut Street, Wellesley Hills, MA 02481
February 25, 2016

Siegrist, Cree, Alessandri & Strauss, Certified Public Accountants, P.C.
20 Walnut Street, Wellesley Hills, MA 02481 | Tel: 781.237.4620 | Fax: 781.235.8021 | www.scascpa.com